NEWS RELEASE

EMX Completes US$10 million Financing with Franco-Nevada

Vancouver, British Columbia, April 14, 2022 (NYSE American:  EMX; TSX Venture:  EMX; Frankfurt:  6E9) - EMX Royalty Corporation ("EMX") is pleased to announce that it has completed the C$12.58 million (US$10 million) private placement with Franco-Nevada Corporation ("Franco-Nevada") announced April 14, 2022. The proceeds were used to acquire an additional (effective) net smelter royalty on the Caserones open pit mine in northern Chile (see EMX's news release dated April 14, 2022).

Franco-Nevada purchased 3,812,121 units at C$3.30 per unit. Each unit consisted of one common share of EMX and one warrant to purchase one common share of EMX for C$4.45 exercisable until April 14, 2027. The shares issued upon closing and the shares issuable upon the exercise of the warrants will be subject to a four-month restricted resale (hold) period expiring August 15, 2022.

Franco-Nevada now owns approximately 3.5% of the issued and outstanding shares of EMX on an undiluted basis.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. EMX's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol EMX, and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.